UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ORD.:	N°07459 12.07.2006

ANT.:	Press Article dated 11 of
July,2006,
printed in El Mercurio
Newspaper.

SUB.:	Acquisition of DECA
supermarket chain.

FROM:	SUPERINTENDENT OF SECURITIES AND INSURANCE

TO:	GENERAL MANAGER
DISTRIBUCIÓN Y SERVICIOS D&S S.A.

This Superintendence hereby requests that you inform about the factuality  of the information printed in the aforementioned article - copy of which is attached, specially, if there are advanced negotiations  with the owners of DECA for the acquisition of the  property of the 19 supermarkets that such supermarket chain  would have.

Furthermore, in the event the previous is true, please inform about:

1.

The total amount of the investment, which according to the press release would be at about US$130 millions,  based on the statements that at such time one of the owners of DECA supermarkets would have made.

2.	Period when such investment would actually be made.

3.	The manner that such acquisition would be financed.

The requested information shall be sent to this Superintendency and to the  stock exchange offices no later than the next working day after this official letter has been delivered, and the number and date of this document shall be mentioned in your response.

Cordially yours,

(Signed)
HERNAN LOPEZ BÖHNER
SUPERINTENDENT OF SECURITIES
BY ORDER OF THE SUPERINTENDENT

Registration in the Registry of Securities Number 0593

Santiago, July, 13, 2006

Mr.  Hernán López Bohner
Superintendent of Securities
Superintendency of  Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449

REF.:	ORDINARY RESPONSE NUMBER 07459 DATED 12.07.06
Subject:	Acquisition of DECA Supermarket Chain

Dear Mr. Superintendent:

In reference to the aforementioned official letter (the “Official Letter”), I hereby proceed to inform you that:

1.

In compliance with Memo Number 705 of such Superintendence, we are interested in advising your office that the information that is part of the press article  mentioned in  your  Official Letter  has not been  supplied  by Distribución y Servicio D&S S.A. (“D&S”). Furthermore, we do not know the source of such information.

2.

On the other hand, we also find it appropriate to comment that in order not provide the market information that may not be confirmed afterwards or may turn out to be not true, wrong or  induce to error or deceive, it is D&S’ policy on such matter to notify the market only and exclusively about such transactions that will actually materialize, whether it be when there are binding preliminary agreements or at the moment the same are perfected, which ever the case may be.

3.

In reference to the transaction that the Official letter mentions, I hereby inform you that it is not true that D&S is in the process of carrying out negotiations  for the purpose to acquire the property of the 19 supermarkets mentioned in the Official letter, which is related to the Rendic family. Without detriment to the previous, yes, it is  factual that D&S’ management  has carried out negotiations towards the Company that I represent taking over the operations of the aforementioned commercial establishments, by means of  a figure that is different than acquiring the  property. Such negotiations have resulted in an agreement of understanding which is subject to the consideration of D&S’ Board of Directors and the Board of Directors of other three companies which concentrate  the operations and structure of the family group Rendic. To this date, such  issue has not been submitted to the consultations and decision of the Board of Directors of D&S and this management is not aware if such body will or will not approve what has been agreed previously.

4.

To conclude, in line with what is mentioned in the  previous 2nd paragraph, such Superintendence as well as the general market may be certain that when there is any relevant information that needs to be revealed, whether it is about this subject or another, D&S shall comply in a timely manner and accordingly  all of its obligations on such matters.

Cordially yours,

Rodrigo Cruz Matta
General Manager
Distribución y Servicio D&S S.A.

cc.:	Bolsa de Valores de Santiago
Bolsa Electrónica de Chile
Bolsa de Comercio de Valparaíso
Risk Rating Commission
New York Stock Exchange (USA)
Latibex - Bolsa de Madrid (Spain)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: July 14, 2006